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VIA EDGAR AND FACSIMILE (202) 772-9210
Securities and Exchange Commission
Mail Stop 4-06
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief Melissa Walsh
Re:	Satyam Computer Services Limited (File No. 001-15190) Form 20-F for the Fiscal Year Ended March 31, 2006
Ladies and Gentlemen:
     We are counsel to Satyam Computer Services Limited, a company incorporated in the Republic of India (the “Company”).
     On behalf of the Company, set forth below is the Company’s responses to the Staff’s comment letter dated August 9, 2006. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.
Form 20-F for the fiscal year ended March 31, 2006
Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
Impairment of Goodwill, page 54
1.	Your disclosure indicates that you measure any impairment of goodwill based on a projected discounted cash flow method. Tell us how this policy is consistent with the two-step impairment recognition and measurement guidance in paragraphs 19 through 25 of SFAS 142.
1.	The Company confirms that it follows the two-step impairment recognition and measurement guidance in paragraphs 19 through 25 of SFAS 142 “Goodwill and Other Intangible Assets.” The Company’s disclosure in Item 5 describes how the fair value of the reporting unit is measured. The Company will expand the critical accounting policy discussion on goodwill impairment in its future filings to reflect all the steps in the impairment test.

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Item 15. Controls and Procedures, page 89
2.	Please tell us whether you made any change in internal control over financial reporting during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Confirm that you will include disclosure responsive to the requirements of Item 15(d) of Form 20-F in future filings.
2.	The Company confirms that there were no changes in internal controls over financial reporting during fiscal 2006 (period from April 1, 2005 through March 31, 2006) that materially affected, or that were reasonably likely to materially affect, the Company’s internal controls over financial reporting. The Company further confirms that it will include disclosure in its future filings responsive to the requirements of Item 15(d) of Form 20-F.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
d) Revenue Recognition, page F-10
3.	We note that revenue from fixed-price engagements is recognized on a percentage of completion basis. Tell us and disclose the nature of these contracts. Explain why use of the percentage of completion method is appropriate. Indicate whether these contracts are subject to SOP 97-2. In this regard, note that footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts. Tell us and disclose how progress is measured (e.g., cost to cost, units of delivery, units of work performed). See Section F(2) of the Current Accounting and Reporting Issues in the Division of Corporation Finance published on December 1, 2005.
3.	The Company’s various IT service offerings are comprised of the following: application development and maintenance services; consulting and enterprise business solutions; extended engineering solutions; and infrastructure management services. The Company’s IT service contracts are either on a time-and-material or fixed-price basis. The IT contracts on a fixed-price basis specify a fixed fee to create a specific deliverable for IT services within a fixed time frame. Typically, contracts for maintenance services specify the fee amounts for maintenance services during a fixed period, typically a month. In the case of development projects, the contracts specify the deliverable to be provided to the client at pre-determined prices.

The IT service contracts are not subject to SOP 97-2. Section F(2) of the Current Accounting and Reporting Issues in the Division of Corporation Finance published on December 1, 2005 states that SOP 81-1 specifically scopes out most service transactions, nonetheless long-term service contracts are not substantially different from other revenue arrangements. The Company’s IT service contracts would not fall within the scope of SOP 81-1 and are within the scope of SAB 104 (SAB Topic 13).

The Company believes that the percentage of completion method is appropriate for revenue recognition as its revenues are earned as services are provided over the contractual term of the arrangement by rendering services to create a specific

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deliverable or as maintenance services are provided over the contract term. In determining whether delivery has occurred, the Company pays careful attention to the terms of the arrangement, specifically the Company’s and the customer’s rights and obligations. The use of the percentage of completion method reflects the pattern in which the obligations to the customer are fulfilled. The Company has used an input-based approach since the input measures are a reasonable surrogate for output measures. The Company’s method to measure progress-to-completion on its contracts best approximates progress-to-completion as:
•	The Company has established a direct relationship between units of input and productivity.

•	The Company evaluates each contract and applies judgment to ensure the existence of a relationship between efforts expended and productivity.

•	The Company periodically ensures that no inefficiencies exist between the input and productivity and that the incurrence of an input results in progress-to-completion.

•	The Company periodically reviews and confirms by alternative measures the acceptability of the results provided by the input measures with the output measures.
The progress of work on a specific deliverable is monitored on a continuous basis using a project plan developed specifically for each project. The progress of the project is measured based on units of work performed (hours incurred by staff members) on a continuous basis and any modifications to the project plan are made with requisite customer approvals.

At any point in time, it is possible to determine: a) the extent of progress to date on the project, b) estimates of future efforts for completion of the project and c) the variance of the revised project plan(s) from the original project plan. As there is a direct relationship between the efforts expended and the productivity in measuring progress towards completion, the efforts expended method has been used since it is found to be reliable and also the best approximation of progress towards completion.
4.	Describe the nature of any multiple element arrangements for IT solutions. For example, your application development and maintenance service solution appears to contain more than one service deliverable (your page 28). Tell us whether any of your multiple element arrangements are subject to the separation criteria of EITF 00-21. If so, tell us the nature of the elements involved, the nature of the units of accounting that you account for as a separate and discrete earnings process, and support for your conclusions that, among other things, the delivered items have value on a standalone basis. Clarify whether or not you ever customize software for your customer and then service and/or perform the processing for them using the customized software. If so, help us understand how you separate and value the SOP 81-1 deliverable (that is, the significant production, modification or customization of the software) from the non-SOP 81-1 deliverable (that is, the processing by using the customized software). Tell us what consideration you gave to including this information in your revenue recognition policy disclosure.

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4.	The Company does not have any multiple element arrangements for IT services. While the Company provides development and maintenance services to the same client, each service is provided under a separate contractual arrangement at market terms for the services rendered. The maintenance/processing services are not sold as a package with the development services and are provided after the development work is completed under a separate agreement. The Company believes that these are separate contracts both in substance and form and cannot be viewed as one multiple-element arrangement when determining the appropriate amount of revenue to be recognized. The Company has also considered the indicators given in AICPA Technical Practice Aids — Technical Questions and Answers TIS Section 5000 — Revenue and Expenses — .39 Software Revenue Recognition for Multiple-Element Arrangements and has concluded that they are not present in the Company’s arrangements.
5.	We note from your disclosure in the fourth paragraph that your customers are required to formally sign off on the work performed. Further describe the terms of this formal sign-off. Tell us how you consider this in determining that you have the ability to make reasonably dependable estimates for fixed-price contracts recognized on a percentage of completion basis. In addition, to the extent that any contracts are accounted for under SAB Topic 13, explain how these provisions are considered in determining that your fee is fixed or determinable and delivery has occurred.
5.	The Company’s arrangements do not have any acceptance clauses as discussed in SAB 104 pursuant to which revenue cannot be recognized and may have to be deferred. In these arrangements, delivery of services/deliverables to the customer is clearly the point at which all of the Company’s obligations have been completed (i.e., the earnings process is complete and revenue recognition is appropriate) and the Company is not required to perform any additional steps. The Company has conformed to SAB 104 (SAB Topic 13) framework for evaluating whether customer acceptance has occurred and when a customer acceptance clause is substantively a right of return clause, a warranty provision or an arrangement for demonstration purposes.

The title to the deliverable/services passes upon their delivery and the payment is due after a specified period after customer acceptance but the Company is not responsible for any post-delivery services other than those imposed by the terms of the contract’s warranty. Customer acceptance is indicated either by the customer’s formal sign-off or by the passage of credit period, if the customer makes no claim under the acceptance provisions during such time. The customer sign-off only ensures that the services would not be rejected for failure to meet specifications that had already been determined to be in compliance with the arrangement, and therefore, the customer-acceptance provision is evaluated as a warranty under FAS 5, Accounting for Contingencies. The Company is able to reasonably and reliably estimate the amount of its warranty obligation at the time of revenue recognition.

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In respect of the customer sign-offs in the Company’s arrangements:
•	the Company does not have any arrangements where services / deliverables are for trial or evaluation purposes and the Company does not grant a right of return / exchange;

•	the fees for these contracts are fixed and non refundable and delivery occurs on a prorate basis as the services are rendered. The customer sign-off rights are generally identical to those granted to all others within the same class of customer and for which satisfaction can be generally assured without consideration of conditions specific to the customer;

•	the Company is able to objectively demonstrate that the deliverables meet the specified criteria and that these provisions are not different from general or specific warranties and accordingly should be accounted for as warranties in accordance with FAS 5, Accounting for Contingencies. The Company is able to reliably estimate the related warranty costs based on a demonstrated history of substantially similar transactions; and

•	no uncertainty exists about customer acceptance once the services have been rendered. The Company is able to reliably demonstrate that the criteria specified in the acceptance provisions and all other revenue recognition criteria are met prior to formal customer sign-off. The Company believes that it would be successful in enforcing a claim for payment even in the absence of formal sign-off.
6.	We note from your disclosure on page 9 that you are considering increasing your use of value-based pricing terms in which payment is contingent on meeting contract goals or customer expectations. Tell us the extent to which you have offered these pricing terms in the past. Describe how these payment terms impact your revenue recognition. That is, indicate how you have the ability to make reasonably dependable estimates, how you meet the delivery criteria, and how you consider paragraph 14 of EITF 00-21.
6.	The Company confirms that through the date of this letter it has not offered any value-based pricing terms to its customers. This disclosure was included in the risk factor section because the Company is currently considering adding this option in future contracts. The Company will clarify the disclosure in future filings.
7.	From page 10 of your Risk Factors section, we note that some of your contracts contain benchmarking provisions, most favored customer clauses and/or provisions restricting personnel from working on projects of your customers’ competitors. In regard to these provisions, please address the following items:
•	Explain your accounting for these provisions as well as any other customer concessions. Indicate the accounting literature you relied upon in this accounting treatment. Describe, in reasonable detail, how you have the ability to make reasonably dependable estimates of progress towards completion and contract revenues for fixed-price contracts recognized on the percentage of completion basis. In addition, to the extent that any contracts are accounted for under SAB

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Topic 13, explain how these provisions are considered in determining that your fee is fixed or determinable and delivery has occurred;

•	Tell us the extent to which you have historically been required to make adjustments in your service delivery and pricing as a result of these provisions; and

•	Tell us what consideration you gave to including a discussion in your Operating and Financial Review section of the impact that these clauses have had and are reasonably expected to have on future trends in operations and liquidity since these provisions represent known uncertainties that appear to have a reasonably likely material future effect on your financial condition and results of operations.
7.	The contracts containing benchmarking provisions/most favored customer/and other similar clauses impact new projects or future services on existing projects and do not impact the terms of previously delivered projects/services. The most favored customer clause provides that the Company will offer the best pricing to a new customer if they are identified as a most favored customer. If an existing customer is granted a most favored customer status, the revised terms would apply to the services rendered to such customer after the grant of the most favored customer status. This clause is triggered if a similar contract is negotiated at a lower rate with a new / existing customer having similar volume, skill set, services offered, geography and domain. The reduction in the rates for a most favored customer would be applicable only from the time the Company offers a lower rate to any other customer who enters into a contract similar in nature to the most favored customer.

The Company confirms that historically no delivery / price adjustments have been required to be made on account of any of these clauses.

The Company has not discussed the likely impact of these clauses in the Operating and Financial Review Section, since historically, these clauses have not had any impact on the Company’s operations and liquidity and the Company does not anticipate that these clauses will have a material future effect on its financial condition and results of operations. The Company will amend future filings to better clarify the risk factor disclosure.
8.	We note from your disclosure on page 29 that you provide various hosting services for your customers. Explain your accounting for these arrangements. Identify the accounting literature relied upon. Tell us the amount of revenue generated from these arrangements in all periods presented and what consideration you gave to disclosing your related revenue recognition policy.
8.	A very insignificant part of the Company’s arrangements include hosting services (providing infrastructure and technology support) from its Data Center. The Company accounts for the hosting services contracts as service contracts in accordance with the guidance given in EITF 00-3, “Application of AICPA Statement of Position 97-2 (Software Revenue Recognition) to Arrangements that Include the Right to Use Software Stored on Another Entity’s Hardware,” since its customers do not have the contractual right to take possession of the software. Revenues generated

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from these arrangements amounted to US$3.9 million, US$3.5 million and US$6.9 million for the years ended March 31, 2006, 2005 and 2004, respectively, as compared to the total revenues of US$1,096 million, US$794 million and US$566 million for the years ended March 31, 2006, 2005 and 2004, respectively. Since the amount of revenues generated from these arrangements are immaterial, the Company has not disclosed it separately in the revenue recognition policy.
* * * * *
As requested by the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Michael W. Sturrock at (011) 65-6437 5412 or the undersigned at (011) 65-6437 5467 if you have any questions or require additional information concerning the foregoing.

Very truly yours,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP
cc:	G. Jayaraman Sr. Vice President — Corp. Governance & Company Secretary Satyam Computer Services Limited